                                                                        Page...1


                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of August 2003                     Commission File Number: 1-14242


                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F         Form 40-F   X
                                 -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes         No   X
                                   -----      -----

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  EXHIBIT INDEX



Exhibit           Description of Exhibit                               Page
-------           ----------------------                               ----
1                 Third Quarter Report                               9  pages

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



ROYAL GROUP TECHNOLOGIES LIMITED


Date:  August 29, 2003            By: /s/ Douglas Dunsmuir
                                      -----------------------
                                      Name:  Douglas Dunsmuir
                                      Title: President